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Exhibit 21.1

HAYNES INTERNATIONAL, INC. SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Haynes Wire Company (Wholly owned subsidiary in Mountain Home, North Carolina)	Delaware
Haynes International, Ltd. (Wholly owned subsidiary in Openshaw, England)	United Kingdom
Haynes International, S.A.R.L. (Wholly owned subsidiary in Paris, France)	France
Nickel-Contor AG (Wholly owned subsidiary in Zurich, Switzerland)	Switzerland
Haynes International, S.r.l. (Wholly owned subsidiary of Nickel-Contor in Italy)	Italy
Haynes Pacific Pte. Ltd. (Wholly owned subsidiary in Singapore)	Singapore
Haynes International (China) Ltd. (Wholly owned subsidiary of Haynes Pacific Pte. Ltd.)	People's Republic of China
Haynes International, Inc. India Branch Office (Wholly owned Branch Office in India)	India

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  Exhibit 21.1
HAYNES INTERNATIONAL, INC. SUBSIDIARIES